*****

THE WALL STREET TRANSCRIPT

*****

67 Wall Street, New York, NY 10005

VOICE: (212) 952-7400        FAX: (212) 668-9842; (212) 668-9858

Copyright 2005 WALL STREET TRANSCRIPT CORPORATION

All Rights Reserved

Website: http//www.twst.com                E-mail: transcript@twst.com

TM/RAG/VIS

CE 21833

WILLIAM B. HENSLEY III

 President, CEO & COO

 NEXT, Inc.

 7625 Hamilton Park Drive

 Suite 12

 Chattanooga, TN 37421

 (423) 296-8123

 (423) 510-7058 – FAX

 www.nextinc.net

TWST: We spoke about a year ago. What's gone on over the past year at Next that investors should focus on?

Mr. Hensley: We've opened up several new distribution channels, have added several new licenses to our stable of existing properties, and continued to make changes in our sourcing network, both in the Caribbean and in Asia. We are continuing to expand our customer base, not only in terms of number of customers, but also in channels of distribution, and we are excited about the diversified opportunity that exists today.

TWST: What are some of the new channels you've opened up?

Mr. Hensley: We've expanded our channels of distribution in the bookstore area and in mid tier distribution, ie. JC Penneys, Kohls, etc. We've also expanded our department store distribution with people like Dillards, and we've expanded our distribution in specialty accounts with various sporting goods retailers, and Global Sourcing International (GSI). In addition, we've taken our licensed properties and expanded those into e-commerce where we have several e-commerce active sites existing today.

TWST: What's the appeal of these new channels for your product? Is it just additional distribution?

Mr. Hensley: Strategically, we made an acquisition with Lil’ Fan in July 2003, and that acquisition allowed us to expand our product categories into all size ranges and genders. We have become a total solution provider to our retail partner. If we walk into a Kohl's, for example, we could sell six different departments versus just one previously. So instead of Kohl's being one customer, we now have six customers. This is giving us exponential growth opportunities of selling similar licensed products in other departments in a store or an account that we have. Most departments have separate buyers and all have separate product categories.  This illustrates the accretive nature of any acquisition we make – it allows us to leverage our licenses into any newly acquired customers, as well as make any newly acquired licenses available to our current customers.

TWST: Have you been able to integrate the acquisition to take full advantage of those opportunities?

Mr. Hensley: It has taken us a year to integrate that business within our operating structure. We have adjusted our cost structure to that range of sizes and made it complementary to our basic business, and that is starting to yield tremendous success. We are starting to reap the benefit of integrating that entity into our previous mix of business. Our job is not done until obviously all accounts and all departments within those accounts are sold. We are making strides every day, and that's where we are getting a significant amount of business in addition to new licensed properties that have been acquired.

TWST: Where do you stand at this point? On a scale of one to ten, where are you in the continuum?

Mr. Hensley: I think we are about a three right now.

TWST: So you have a long way to go.

Mr. Hensley: Exactly, and that's the reason the next two or three years are very exciting — that opportunity exists.

TWST: As you go into those, are you displacing a competitor, or is this something that wasn't available to these stores before?

Mr. Hensley: It's a combination of both. We are receiving new category orders and have received positive results on multiple test orders. Both have proven to be very beneficial in driving new sales. In some cases, we are displacing a competitor because of quality issues, delivery issues, service issues, etc. It’s a combination of factors.

TWST: Looking at the market at this point, what does the removal of textile quotas mean to you, if anything?

Mr. Hensley: We are being very cautious in China. Our concern is what has happened in January, February, and March with the tremendous amount of increases in certain categories from China. We think there's going to be safeguards put on in 2005, and because of that, you can't rush in to say China is going to be the next horizon of where you should receive the majority of your sourcing. We are continuing to do some sourcing in China, but we are cautious. We are still using products from Pakistan, Vietnam and other Asian countries, as well as the Caribbean.

TWST: What's going on in the marketplace regarding pricing, and what are you seeing in terms of consumer demand at this juncture?

Mr. Hensley: Consumer demand has been good. My concern is, like everyone else, that $2.50 gasoline and the psychological aspect of that will have its effect at some point. Also, the market is very promotional in terms of trying to maintain market share. It's not only just in our business, but in any business today. It looks like a very competitive landscape out there, not only in domestic competition, but its worldwide competition for the consumer dollar today. So we have to continue to find ways to reduce our cost internally through sourcing mechanisms and efficiencies. We just added two new screen print machines to our manufacturing facility. We've gotten about a 40% increase in production in our first two weeks of production. These are the kind of technological enhancements we need to keep driving our cost down so that we are successful in the current price driven retail market.

TWST: So you really have to be diligent on the cost side to be an industry leader.

Mr. Hensley: Exactly, we have efficiency opportunities by adding new distribution, product extensions, and elongations of new product categories.  From a sourcing standpoint, we must continue to take advantage of international sourcing opportunities.

TWST: As we look out over the next two years, how would you describe the strategy that you are going to follow at NEXT?

Mr. Hensley: Our strategy was put in place two years ago. It continues to be refined. We are looking for synergistic and accretive acquisitions that complement our present business and give us growth opportunities and diversity of products, distribution and licenses.

TWST: As you look at the business, where do you see the biggest opportunities for the company now?

Mr. Hensley: We’re continuing to focus on the seven or eight distribution channels that we are presently involved with and, obtaining greater saturation within that account base. We are having a lot of success with the automotive licensed programs in several different areas such as the automotive dealers, various retailers, the specialty market, and e-commerce. We have taken a license property like the automotive category and are seeing growth and expansion opportunities in several distribution channels. We are taking that same approach to every license we have to see how we can leverage other channels of distribution to maximize our opportunities

TWST: Are these new opportunities reflective of the addition of the acquisition, or is this something that you've gone through and put together yourself?

Mr. Hensley: Again, the Lil’ Fan acquisition allowed us to expand and leverage our size, range, and product category significantly both in terms of products and licenses within departments of our customers. We've been able to obtain some exciting and marketable properties like The Three Stooges, James Dean, Sturgis North Dakota, the Professional Bull Riders and The  Fellowship of Christian Athletes. So we are continuing to aggressively pursue license categories that complement our present distribution and product assortment.

TWST: Are The Three Stooges still known enough to be attractive?

Mr. Hensley: We’ve found that the Three Stooges popularity transcends many generations. It's interesting you asked that question; we are finding that there is a younger market today that relates to their slapstick and timeless brand of humor. At the same time, there are older generations that grew up with the Stooges. We are taking this category and its characters and marketing it as a parody of current events that are on television or the news. For the 2008 presidential elections, we are doing a Stooge Party. This is the kind of parody humor that we are able to develop for this property that will bridge the generation gap.

We have the same crossover in the muscle car business. The cars from the 1950s, 1960s, and 1970s are now popular with the kids as well as the adults. So we are getting crossover there from a standpoint of licensed property that relates to several generations.

TWST: Are there other properties that can give you the same kind of kick that you don't have yet?

Mr. Hensley: We take a simple approach to licensing as we are looking for a lot of singles and doubles while mitigating risk versus homeruns with high risk guarantees. We are trying to look at licensed properties that have longer product life cycles that aren't affected by some type of short-term opportunity, i.e., a movie that runs 30 to 60 days. We are trying to look at product life cycles that run several generations, i.e., The Three Stooges or colleges, which don’t tend to go out of favor. They tend to be multi-generational and run for long periods of time.

TWST: Are there more of those around?

Mr. Hensley: We think there are. Again, we are very selective in terms of how we analyze license life cycles and how they complement our business.

TWST: With the kind of solid organic growth you are talking about, what kind of profitability or profit margin would you expect to achieve?

Mr. Hensley: There's a lot of operating leverage in our business. We have excess capacity in our facility, which should give us some operating leverage and allow us to increase profitability disproportionately as revenue increases and we see better capacity utilization. We are also absorbing the high cost of being a small public company. As our sales increase, this fixed expense will be spread over a larger revenue base.

TWST: Do you have the management team in place to do all this?

Mr. Hensley: Yes. We've expanded key personnel significantly. Chuck Thompson, our CFO, has extensive accounting and financial experience with publicly traded companies. He has been important in solidifying our systems integrity. We have an excellent internal network of administrative IT technologies that we've put in place in the last two or three years, which allows us to be very information driven. We have an experienced team driving operations. After the acquisition of Lil’ Fan, Stan Howard became our VP of Sales. He has participated in the expansion of our external sales force from 6 to 30 people. Marlin Carter, previously a buyer at Kohl's, joined us a year ago and is now Director of Merchandising. So we have grown into a solid young management team that's very aggressive and understands the business and opportunities available to us.

TWST: Are there any holes that still need to be filled, or are you comfortable now?

Mr. Hensley: We are constantly refining our staff. There are always new growth opportunities, and we are trying to develop people internally to meet them. From an accretive standpoint, we are always looking at new additions, but we are also able to take advantage of outsourcing services. A good example is that we are using two interns from the Purdue University technical assistance program to help us work on an MRP project this summer. We are utilizing an additional intern as we continue to update and enhance our e-commerce sites. It’s cost effective and convenient for us to solve some of our business needs through outsourcing that is available from universities in our local area.

TWST: With the acquisition of Lil' Fan, how did you go about maintaining a consistent corporate culture as you folded that in?

Mr. Hensley: It's something you have to work on every day; it doesn’t come easy. In the acquisition process you must ensure philosophies are similar however, only through consistent communication can the organizational cultures be effectively combined.

TWST: How about from a financial perspective? Where is the balance sheet relative to where you'd like it to be?

Mr. Hensley: We raised approximately $3 million of equity in early February, and that allowed us to strengthen our balance sheet and seek additional growth opportunities. We also expanded our bank line of credit from $8 million to $9 million and received some enhancements in borrowing formulas. We believe we've made the necessary changes to allow us to continue to take advantage of growth opportunities.

TWST: Do you think the stock market is beginning to give you any credit for the changes you've made and the direction you've set?

Mr. Hensley: I don't know. We continue to tell our story with public announcements as we make enhancements of licensed programs or acquisitions. I was with investor groups recently in Minneapolis, continuing to tell our story. We believe as we continue to execute our business plan, investors will take notice.

TWST: When you did sit down with the investors, what were some of the questions they were asking you?

Mr. Hensley: Investors ask many of the same questions you've asked in terms of balance sheet enhancements, distribution, growth opportunities- both organic and through acquisitions, license expansion, and risk/reward ratios. Most importantly, they want to know about management’s track record and their personal time and investment commitment.

TWST: Why should investors look at NEXT at this point?

Mr. Hensley: Management is experienced with a proven record of success having taken a similar company from the pink sheets to the Nasdaq, eventually selling it to a NYSE listed company where our investors did very well. Every member of management is a significant shareholder, with management owning approximately 40% of the current outstanding shares, so our interests are aligned with our shareholders.  We’re gaining market share in a rapidly growing industry, have impressive earnings leverage and are making accretive acquisitions in a fragmented, consolidating industry.  I believe that’s a recipe for success, and for growing shareholder value.

TWST: Thank you. (TJM)